Corporate Owned Variable Universal Life Insurance III
ISSUED BY
BRIGHTHOUSE LIFE INSURANCE COMPANY
and
Brighthouse Fund UL III for Variable Life Insurance

Disclosure Notice
April 29, 2024
A Corporate Owned Flexible Premium Variable Life Insurance Policy
This Disclosure Notice provides certain updated information about your Corporate Owned Variable Universal Life Insurance III, a corporate owned flexible premium variable life insurance policy (the “Policy”) issued by Brighthouse Life Insurance Company (the "Company”, or “we” or “us”). The Policy is no longer available for purchase.
Updated financial statements for the Company and Brighthouse Fund UL III for Variable Life Insurance (the “Separate Account”) are available free of charge at https://dfinview.com/BHF/TAHD/BHF100. The Policy prospectus, dated April 29, 2019, as supplemented, is available and contains more information about the Policy, including its features, benefits, and risks. You can obtain this information at no cost by calling 877-887-3510 or by sending an email request to rcg@brighthousefinancial.com.
Additional general information about certain investment products, including variable life insurance, has been prepared by the Securities and Exchange Commission’s staff and is available at Investor.gov.
The Securities and Exchange Commission has not approved or disapproved these securities or determined if this Disclosure Notice is accurate or complete. Any representation to the contrary is a criminal offense.

Glossary

Cash Surrender Value — the Contract Value less any Outstanding Loans.
Contract Value — the sum of the accumulated value held in the Investment Options plus the Loan Account value and the Fixed Account value attributable to the Policy.
Cost of Insurance Charge — a charge that reflects the anticipated mortality of the Insured.
Death Benefit — the amount payable to the Beneficiary if this Policy is in force upon the death of the Insured .
Fund — a registered open-end management investment company or a series thereof that corresponds to an Investment Option. Each Investment Option invests directly in a mutual fund of the same name.
Fixed Account — part of the General Account of the Company.
General Account — an account that consists of the Company’s assets other than those held in any separate account.
Insured — the person whose life is insured under the Policy.
Investment Options — the segments of the Separate Account to which you may allocate Premium Payments or Contract Value. Each Investment Option invests directly in a corresponding mutual fund.
Monitored Portfolios — Certain Funds on which we monitor transfer activity. We may change the Monitored Portfolios at any time without notice in our sole discretion.
Monthly Deduction Amount — the amount of charges deducted from the Policy’s Contract Value, which includes cost of insurance charges, administrative charges, and any charges for benefits associated with any Rider(s).
Policy —Corporate Owned Variable Universal Life Insurance, a corporate owned variable flexible premium life insurance policy.
Policy Month — twelve one-month periods during the Policy Year, each of which begins on the Policy Date or the Deduction Day.
Policy Year — each successive twelve-month period; the first beginning with the Policy Date.
Premium Payment — the amounts you send us to be applied to your Policy .
Riders — supplemental insurance benefits offered under the Policy.
Updated Information You Should Consider About the Policy

The information in this section is a summary of certain Policy features that have changed since the prospectus supplement dated May 1, 2023. This does not reflect all of the changes that have occurred since you purchased your Policy.
Additional Information Regarding Funds
Certain Funds were subject to a name or other change. The chart below describes these changes in more detail.
Fund Name Changes
Former Name	New Name
Delaware VIP® Trust	Delaware VIP® Trust
Delaware VIP® Small Cap Value Series	Macquarie VIP Small Cap Value Series
Legg Mason Partners Variable Equity Trust	Legg Mason Partners Variable Equity Trust
ClearBridge Variable Aggressive Growth Portfolio	ClearBridge Variable Growth Portfolio*
* The effective date of this name change is May 1, 2024

Trust/ Fund Reorganization
Former Trust/Fund	New Trust/Fund
American Century Variable Portfolios, Inc. – Class I	Lincoln Variable Insurance Products Trust – Standard Class II
VP Capital Appreciation Fund	LVIP American Century Capital Appreciation Fund
VP Ultra® Fund	LVIP American Century Ultra Fund
Fund Liquidation
Effective March 1, 2024, the 1919 Variable Socially Responsive Balanced Fund of the Trust for Advised Portfolios was liquidated and is no longer available in your Policy.
Cybersecurity and Certain Business Continuity Risks
Our variable life insurance business is largely conducted through complex information technology and communications systems operated by us and our service providers and business partners (e.g., the Funds and the firms involved in the distribution and sale of our variable life insurance policies). Our operations rely on the secure processing, storage and transmission of confidential and other information in our systems and the systems of third-party service providers. For example, many routine operations, such as processing Policy owners’ requests and elections and day-to-day recordkeeping, are all executed through computer networks and systems. We have established administrative and technical controls and business continuity and resilience plans to protect our operations against attempts by unauthorized third parties to improperly access, modify, disrupt the operation of, or prevent access to critical networks or systems or data within them (a “cyber-attack”). Despite these protocols, the techniques used to attack systems and networks change frequently, are becoming more sophisticated, and can originate from a wide variety of sources including terrorists, nation states, financially motivated actors, internal actors, or third parties, such as external service providers, and the techniques used change frequently or are often not recognized until after they have been launched. The rapid evolution and increased adoption of artificial intelligence technologies may intensify our cybersecurity risks, including the deployment of artificial intelligence technologies by threat actors. There may be an increased risk of cyber-attacks during periods of geo-political or military conflict.
A cyber-attack could have a material, negative impact on the Company and the Separate Account, as well as individual Policy owners and their Policies. There are inherent limitations in our plans and systems, including the possibility that certain risks have not been identified or that unknown threats may emerge in the future. Unanticipated problems with, or failures of, our disaster recovery systems and business continuity plans could have a material impact on our ability to conduct business and on our financial condition and operations, and such events could result in regulatory fines or sanctions, litigation, penalties or financial losses, reputational harm, loss of customers, and/or additional compliance costs for us. Our operations also could be negatively impacted by a cyber-attack affecting a third party, such as a service provider, business partner, another participant in the financial markets, or a governmental or regulatory authority. Potential attacks can occur through a variety of sources, including, but not limited to, cyber-attacks, phishing attacks, account takeover attempts, the introduction of computer viruses or malicious code, ransomware or other extortion tactics, denial of service attacks, credential stuffing, and other computer-related penetrations. Hardware, software or applications developed by us or received from third parties may contain exploitable vulnerabilities, bugs, or defects in design, maintenance or manufacture or other issues that could compromise information and cybersecurity. Malicious actors may attempt to fraudulently induce employees, customers, or other users of our systems to disclose credentials or other similar sensitive information in order to gain access to our systems or data, or that of our customers, through social engineering, phishing, mobile phone malware, and other methods. Cybersecurity threats can originate from a wide variety of sources including, but not limited to, natural catastrophe, military or terrorist actions, public health crises (such as the COVID-19 pandemic), and unanticipated problems with our or our service providers’ disaster recovery systems. Such disasters and events may adversely affect our ability to conduct business or administer the Policies, particularly if our employees or the employees of our service providers are unable or unwilling to perform their responsibilities as a result of any such event.
Cyber-attacks, disruptions or failures to our business operations can interfere with our processing of Policy transactions, including the processing of transfer orders from our website or with the Funds; impact our ability to calculate Policy values; cause the release and/or possible loss, misappropriation or corruption of confidential Policy owner or business information; or impede order processing or cause other operational issues.  Cyber-attacks, disruptions or failures may also impact the issuers of securities in which the Funds invest, and it is possible the Funds underlying your Policy could lose value. There can be no assurance that we or our service providers or the Funds will avoid losses affecting your Policy due to cyber-attacks, disruptions or failures in the future. Although we continually make efforts to identify and reduce our exposure to cybersecurity risk, there is no guarantee that we will be able to successfully manage and mitigate this risk at all times. Furthermore, we cannot control the cybersecurity plans and systems implemented by third parties, including service providers or issuers of securities in which the Funds invest.
Transfers
Monitored Portfolios. We monitor transfer activity in the following Funds for purposes of imposing our restrictions on frequent transfers.
AB VPS International Value Portfolio
AB VPS Sustainable Global Thematic Portfolio
American Funds American High-Income Trust
American Funds Global Growth Fund
American Funds Global Small Capitalization Fund
American Funds Growth Fund
American Funds Growth-Income Fund
American Funds International Fund
American Funds New World Fund®
American Funds The Bond Fund of America
American Funds U.S. Government Securities Fund
Baillie Gifford International Stock Portfolio
BlackRock High Yield Portfolio
Brighthouse Small Cap Value Portfolio
Brighthouse/abrdn Emerging Markets Equity Portfolio
Brighthouse/Eaton Vance Floating Rate Portfolio
CBRE Global Real Estate Portfolio
Emerging Markets Debt Portfolio
Emerging Markets Equity Portfolio
Franklin Mutual Global Discovery VIP Fund
Franklin Small-Mid Cap Growth VIP Fund
Harris Oakmark International Portfolio
High Income Portfolio
Invesco Global Equity Portfolio
Invesco Small Cap Growth Portfolio
Invesco V.I. EQV International Equity Fund
Invesco V.I. Main Street Small Cap Fund®
Janus Henderson Global Research Portfolio
Janus Henderson Global Technology and Innovation Portfolio
Janus Henderson Overseas Portfolio
Loomis Sayles Global Allocation Portfolio
Loomis Sayles Small Cap Core Portfolio
Macquarie VIP Small Cap Value Series
MetLife MSCI EAFE® Index Portfolio
MetLife Russell 2000® Index Portfolio
MFS® Global Equity Series
MFS® High Yield Portfolio
MFS® New Discovery Series
MFS® Research International Portfolio
Neuberger Berman Genesis Portfolio
Opportunistic Small Cap Portfolio
Overseas Portfolio
Putnam VT International Value Fund
Royce Micro-Cap Portfolio
Royce Small-Cap Portfolio

T. Rowe Price Small Cap Growth Portfolio
Templeton Developing Markets VIP Fund
Templeton Foreign VIP Fund
Templeton Global Bond VIP Fund
Western Asset Management Strategic Bond Opportunities Portfolio
Western Asset Variable Global High Yield Bond Portfolio

Important Information You Should Consider About The Policy

	Fees and Expenses			Location in Prospectus
Charges for Early Withdrawals	None.			Policy Charges and Deductions – Charges Against Contract Value Fee Tables
Transaction Charges
You may be charged for certain transactions. These charges include a sales charge, a state premium tax charge and a federal deferred acquisition cost charge with respect to Premium Payments, a charge for transfers of Contract Value among Investment Options, and a charge for
Policy illustrations. We do not currently impose a charge for transfers or illustrations but reserve the right to do so.
Policy Charges and Deductions – Charges Against Premium; Charges Against Contract Value Fee Tables
Ongoing Fees and Expenses (annual charges)
In addition to transaction charges, an investment in the Policy is subject to certain ongoing fees and expenses, including a Cost of Insurance
Charge, a Policy administrative expense charge, a mortality and expense risk charge, a Policy loan cost and charges for various Riders offered along with the Policy. Certain of these ongoing charges vary in amount depending on the Insured’s Age, risk class, and (except for unisex
Policies ) sex. You should view the Policy Summary page of your Policy for the specific charges applicable to your Policy.

You will also bear expenses associated with the Funds under the Policy, as shown in the following table:
Policy Charges and Deductions – Charges Against Cash Value; Charges Against the Separate Account Fee Tables Appendix A: Funds Available Under the Policy (located in this Disclosure Notice)
	Annual Fee	Minimum	Maximum
	Investment options (Fund fees and expenses)	0.10%	2.28%
RISKS
Risk of Loss	You can lose money by investing in the Policy.			Summary of Principal Policy Benefits and Risks
Not a Short-Term Investment
The Policy is not a short-term investment and is not appropriate for an investor who needs ready access to cash. If you make a premature withdrawal of cash from your Policy, you may incur possible federal income tax.
Summary of Principal Policy Benefits and Risks Policy Charges and Deductions

Risks Associated with Investment Options
An investment in the Policy is subject to the risk of poor investment performance and can vary depending on the performance of the investment options available under the Policy (e.g., the Funds). Each investment option, including the Fixed Account, will have its own unique risks, and you should review these investment options before making an investment decision.

There is no guarantee that a money market fund will be able to maintain a stable net asset value of $1.00 per share. During extended periods of low interest rates, the yield of an Investment Option that invests in a money market fund may become extremely low and possibly negative. It is therefore possible that your Contract Value may decline even when you select a money market fund for investment.
Description of the Company , Separate Account and Funds – The Funds
Insurance Company Risks
An investment in the Policy is subject to the risks related to the
Company , including that any obligations (including obligations related to amounts invested in the Fixed Account), guarantees or benefits are subject to the Company’s claims-paying ability. More information about the Company, including its financial strength ratings, is available upon request by calling (888) 243-1968.
Description of the Company , Separate Account and Funds – The Insurance Company
Contract Lapse
In general, in any month that your Policy’s Cash Surrender Value is not large enough to cover the Monthly Deduction Amount, your Policy will be in default, and may lapse. Your Policy’s Cash Surrender Value can be impacted by poor investment performance of the Funds you select. Your
Policy may also lapse if Policy loans plus accrued interest exceed the
Policy’s Contract Value. Additionally, insufficient Premium Payments, withdrawals and Policy charges (including increases in those charges)
could cause the Policy to lapse and you will no longer have insurance coverage. If your Policy has lapsed, you may reinstate it within three years from the date the last Monthly Deduction Amount was paid.
Reinstatement in all cases requires payment of certain charges described in the Policy and usually requires evidence of insurability that is satisfactory to us. A Death Benefit will not be paid if the Policy has lapsed.
Lapse and Reinstatement
RESTRICTIONS
Investments
Availability of Funds. We reserve the right to close or substitute a Fund or limit its availability to subsequent Premium Payments and/or transfers of
Contract Value .
Transfers. We reserve the right to impose a charge of $10 on transfers in excess of six per year and to limit transfers in circumstances of frequent or large transfers. We may also limit the frequency and amount of transfers from the Fixed Account to the Investment Options and from the
Investment Options to the Fixed Account.
Description of the Company , Separate Account and Funds – The Funds Transfers
Optional Benefits
Various optional benefits may be available in the form of a Rider to your
Policy. Not all of these Riders may be available to you. In general, supplemental insurance benefits may be (i) available only to insureds within certain age ranges and/or who meet certain criteria (e.g., terminal illness); (ii) subject to minimum and/or maximum specified amounts; or
(iii) subject to certain termination conditions. We may stop offering an optional benefit at any time.
Other Benefits Available Under the Policy
TAXES
Tax Implications
You should consult with a tax professional to determine the tax implications of an investment in and payments received under the
Policy. Please note that there is no additional tax benefit to you if the
Policy is purchased through a tax-qualified plan. Withdrawals will be subject to ordinary income tax and may be subject to tax penalties.
Federal Tax Considerations

CONFLICTS OF INTEREST
Investment Professional Compensation
All firms selling the Policy receive commissions. The portion of the commission payments that selling firms pass on to their sales representatives is determined in accordance with their internal compensation programs. A selling firm, or a sales representative of a selling firm, may receive different compensation for selling one product over another and may have a financial incentive to offer or recommend the Policy over another investment. Apart from the payment of commissions, selling firms may receive additional compensation, including marketing allowances, introduction fees, persistency payments, preferred status fees and industry conference fees.
Distribution & Compensation
Exchanges
In general, sales representatives may have a financial incentive to offer you a new insurance policy in place of the Policy you already own. You should exchange your Policy only if you determine, after comparing the features, fees, and risks of both policies, that it is preferable for you to purchase the new policy rather than continue to own the existing Policy.
Distribution & Compensation

THIS PAGE INTENTIONALLY LEFT BLANK.

Appendix A

Funds Available Under The Policy
The following is a list of Funds available under the Policy. More information about the Funds is available in the prospectuses for the Funds, which may be amended from time to time and can be found online at https://dfinview.com/BHF/TAHD/BHF100. You can also request this information at no cost by calling 877-887-3510 or by sending an email request to rcg@brighthousefinancial.com.
The current expenses and performance information below reflects fees and expenses of the Fund, but do not reflect the other fees and expenses that your Policy may charge. Expenses would be higher and performance would be lower if these other charges were included. Each Fund’s past performance is not necessarily an indication of future performance.
Investment Objectives	Portfolio Company and Adviser/Sub-Adviser	Current Expenses	Average Annual Total Returns (as of 12/31/2023)
			1 Year	5 Year	10 Year
Seeks long-term growth of capital.	AB VPS International Value Portfolio — Class A AllianceBernstein L.P.	0.90%	15.15%	5.81%	2.09%
Seeks long-term growth of capital.	AB VPS Sustainable Global Thematic Portfolio — Class B# AllianceBernstein L.P.	1.17%	15.70%	13.27%	9.33%
Seeks capital growth and income through investments in equity securities, including common stocks, preferred stocks and securities convertible into common and preferred stocks.	Invesco V.I. Comstock Fund — Series II Invesco Advisers, Inc.	1.00%	12.10%	13.20%	8.65%
Seeks long-term growth of capital.	Invesco V.I. EQV International Equity Fund — Series I Invesco Advisers, Inc.	0.90%	18.15%	8.42%	4.33%
Seeks total return, comprised of current income and capital appreciation.	Invesco V.I. Government Securities Fund — Series I Invesco Advisers, Inc.	0.69%	4.62%	0.67%	1.15%
Seeks capital appreciation.	Invesco V.I. Main Street Small Cap Fund® — Series I Invesco Advisers, Inc.	0.88%	18.13%	13.07%	8.93%
Seeks a high level of current income. Its secondary investment objective is capital appreciation.	American Funds American High-Income Trust — Class 2# Capital Research and Management CompanySM	0.57%	12.45%	6.09%	4.41%
Seeks long-term growth of capital.	American Funds Global Growth Fund — Class 2# Capital Research and Management CompanySM	0.66%	22.60%	13.65%	9.58%
Seeks long-term growth of capital.	American Funds Global Small Capitalization Fund — Class 2# Capital Research and Management CompanySM	0.91%	16.17%	8.31%	5.78%

Investment Objectives	Portfolio Company and Adviser/Sub-Adviser	Current Expenses	Average Annual Total Returns (as of 12/31/2023)
			1 Year	5 Year	10 Year
Seeks growth of capital.	American Funds Growth Fund — Class 2 Capital Research and Management CompanySM	0.59%	38.49%	18.68%	14.36%
Seeks long-term growth of capital and income.	American Funds Growth-Income Fund — Class 2 Capital Research and Management CompanySM	0.53%	26.14%	13.36%	10.91%
Seeks long-term growth of capital.	American Funds International Fund — Class 2 Capital Research and Management CompanySM	0.78%	15.84%	4.83%	3.41%
Seeks long-term capital appreciation.	American Funds New World Fund® — Class 2# Capital Research and Management CompanySM	0.82%	15.99%	8.64%	4.69%
Seeks as high a level of current income as is consistent with the preservation of capital.	American Funds The Bond Fund of America — Class 2# Capital Research and Management CompanySM	0.48%	5.02%	1.89%	2.08%
Seeks a high level of current income consistent with prudent investment risk and preservation of capital.	American Funds U.S. Government Securities Fund — Class 2# Capital Research and Management CompanySM	0.51%	2.89%	1.04%	1.52%
Seeks long-term capital growth consistent with the preservation of capital. Its secondary goal is current income.	Appreciation Portfolio — Initial Shares BNY Mellon Investment Adviser, Inc. Subadviser: Fayez Sarofim & Co.	0.85%	20.97%	16.23%	11.09%
Seeks capital growth.	Opportunistic Small Cap Portfolio — Initial Shares BNY Mellon Investment Adviser, Inc. Subadviser: Newton Investment Management North America, LLC	0.82%	9.28%	9.15%	6.15%
Seeks to maximize total return, consistent with income generation and prudent investment management.	BlackRock High Yield Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: BlackRock Financial Management, Inc.	0.65%	13.41%	5.92%	4.79%
Seeks growth of capital.	Brighthouse Asset Allocation 100 Portfolio — Class B‡ Brighthouse Investment Advisers, LLC	0.99%	20.81%	11.55%	7.92%
Seeks long-term capital appreciation.	Brighthouse Small Cap Value Portfolio — Class B† Brighthouse Investment Advisers, LLC Subadviser: Delaware Investments Fund Advisers, a series of Macquarie Investment Management Business Trust, and Allspring Global Investments, LLC	1.12%	13.95%	10.81%	7.17%

Investment Objectives	Portfolio Company and Adviser/Sub-Adviser	Current Expenses	Average Annual Total Returns (as of 12/31/2023)
			1 Year	5 Year	10 Year
Seeks capital appreciation.	Brighthouse/abrdn Emerging Markets Equity Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: abrdn Investments Limited	0.96%	6.67%	3.14%	1.56%
Seeks a high level of current income.	Brighthouse/Eaton Vance Floating Rate Portfolio — Class A Brighthouse Investment Advisers, LLC Subadviser: Eaton Vance Management	0.70%	11.09%	4.53%	3.67%
Seeks long-term capital appreciation.	Brighthouse/Wellington Large Cap Research Portfolio — Class E# Brighthouse Investment Advisers, LLC Subadviser: Wellington Management Company LLP	0.69%	25.51%	15.21%	11.54%
Seeks total return through investment in real estate securities, emphasizing both capital appreciation and current income.	CBRE Global Real Estate Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: CBRE Investment Management Listed Real Assets LLC	0.65%	12.87%	6.40%	4.65%
Seeks long-term capital appreciation.	Harris Oakmark International Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: Harris Associates L.P.	0.73%	19.26%	7.50%	3.45%
Seeks capital appreciation.	Invesco Global Equity Portfolio — Class B# Brighthouse Investment Advisers, LLC Subadviser: Invesco Advisers, Inc.	0.83%	34.58%	12.20%	8.41%
Seeks long-term growth of capital.	Invesco Small Cap Growth Portfolio — Class A† Brighthouse Investment Advisers, LLC Subadviser: Invesco Advisers, Inc.	0.81%	12.33%	8.90%	7.66%
Seeks to maximize total return.	JPMorgan Core Bond Portfolio — Class B# Brighthouse Investment Advisers, LLC Subadviser: J.P. Morgan Investment Management Inc.	0.70%	5.71%	1.17%	1.69%
Seeks high total investment return through a combination of capital appreciation and income.	Loomis Sayles Global Allocation Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: Loomis, Sayles & Company, L.P.	0.79%	22.51%	9.69%	7.46%
Seeks long-term growth of capital.	Loomis Sayles Growth Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: Loomis, Sayles & Company, L.P.	0.55%	52.06%	16.39%	10.80%
Seeks capital appreciation.	MFS® Research International Portfolio — Class B† Brighthouse Investment Advisers, LLC Subadviser: Massachusetts Financial Services Company	0.90%	12.82%	8.54%	4.17%

Investment Objectives	Portfolio Company and Adviser/Sub-Adviser	Current Expenses	Average Annual Total Returns (as of 12/31/2023)
			1 Year	5 Year	10 Year
Seeks capital appreciation.	Morgan Stanley Discovery Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: Morgan Stanley Investment Management Inc.	0.67%	41.23%	11.07%	8.77%
Seeks maximum real return, consistent with preservation of capital and prudent investment management.	PIMCO Inflation Protected Bond Portfolio — Class A Brighthouse Investment Advisers, LLC Subadviser: Pacific Investment Management Company LLC	0.68%	3.74%	3.28%	2.32%
Seeks long-term capital appreciation by investing in common stocks believed to be undervalued. Income is a secondary objective.	T. Rowe Price Large Cap Value Portfolio — Class B# Brighthouse Investment Advisers, LLC Subadviser: T. Rowe Price Associates, Inc.	0.78%	9.64%	11.26%	8.66%
Seeks long-term capital appreciation by investing in common stocks believed to be undervalued. Income is a secondary objective.	T. Rowe Price Large Cap Value Portfolio — Class E†† Brighthouse Investment Advisers, LLC Subadviser: T. Rowe Price Associates, Inc.	0.68%	9.78%	11.38%	—
Seeks long-term growth of capital.	T. Rowe Price Mid Cap Growth Portfolio — Class A†† Brighthouse Investment Advisers, LLC Subadviser: T. Rowe Price Associates, Inc. Sub-Subadviser: T. Rowe Price Investment Management, Inc.	0.70%	20.11%	11.90%	10.72%
Seeks high total return by investing in equity securities of mid-sized companies.	Victory Sycamore Mid Cap Value Portfolio — Class B# Brighthouse Investment Advisers, LLC Subadviser: Victory Capital Management Inc.	0.85%	9.94%	14.38%	8.30%
Seeks long-term growth of capital.	Baillie Gifford International Stock Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: Baillie Gifford Overseas Limited	0.75%	18.59%	7.15%	4.72%
Seeks a competitive total return primarily from investing in fixed-income securities.	BlackRock Bond Income Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: BlackRock Advisors, LLC	0.39%	5.84%	1.53%	2.20%
Seeks long-term growth of capital.	BlackRock Capital Appreciation Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: BlackRock Advisors, LLC	0.57%	49.61%	16.15%	12.88%
Seeks a high level of current income consistent with prudent investment risk and preservation of capital.	BlackRock Ultra-Short Term Bond Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: BlackRock Advisors, LLC	0.36%	5.05%	1.76%	1.18%

Investment Objectives	Portfolio Company and Adviser/Sub-Adviser	Current Expenses	Average Annual Total Returns (as of 12/31/2023)
			1 Year	5 Year	10 Year
Seeks a high level of current income, with growth of capital as a secondary objective.	Brighthouse Asset Allocation 20 Portfolio — Class B#‡ Brighthouse Investment Advisers, LLC	0.89%	7.83%	3.62%	3.05%
Seeks high total return in the form of income and growth of capital, with a greater emphasis on income.	Brighthouse Asset Allocation 40 Portfolio — Class B‡ Brighthouse Investment Advisers, LLC	0.89%	10.52%	5.60%	4.34%
Seeks a balance between a high level of current income and growth of capital, with a greater emphasis on growth of capital.	Brighthouse Asset Allocation 60 Portfolio — Class B‡ Brighthouse Investment Advisers, LLC	0.91%	13.59%	7.72%	5.67%
Seeks growth of capital.	Brighthouse Asset Allocation 80 Portfolio — Class B‡ Brighthouse Investment Advisers, LLC	0.94%	17.30%	9.75%	6.91%
Seeks long-term capital appreciation with some current income.	Brighthouse/Wellington Balanced Portfolio — Class A Brighthouse Investment Advisers, LLC Subadviser: Wellington Management Company LLP	0.53%	18.10%	10.09%	8.07%
Seeks to provide a growing stream of income over time and, secondarily, long-term capital appreciation and current income.	Brighthouse/Wellington Core Equity Opportunities Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: Wellington Management Company LLP	0.61%	7.66%	13.12%	10.36%
Seeks maximum capital appreciation.	Frontier Mid Cap Growth Portfolio — Class D# Brighthouse Investment Advisers, LLC Subadviser: Frontier Capital Management Company, LLC	0.81%	17.88%	11.15%	9.17%
Seeks long-term growth of capital.	Jennison Growth Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: Jennison Associates LLC	0.55%	53.26%	17.98%	14.32%
Seeks long-term capital growth from investments in common stocks or other equity securities.	Loomis Sayles Small Cap Core Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: Loomis, Sayles & Company, L.P.	0.89%	17.46%	11.35%	7.90%
Seeks to track the performance of the Bloomberg U.S. Aggregate Bond Index.	MetLife Aggregate Bond Index Portfolio — Class A Brighthouse Investment Advisers, LLC Subadviser: MetLife Investment Management, LLC	0.28%	5.20%	0.87%	1.57%
Seeks to track the performance of the Standard & Poor’s MidCap 400® Composite Stock Price Index.	MetLife Mid Cap Stock Index Portfolio — Class A Brighthouse Investment Advisers, LLC Subadviser: MetLife Investment Management, LLC	0.31%	16.08%	12.34%	9.01%

Investment Objectives	Portfolio Company and Adviser/Sub-Adviser	Current Expenses	Average Annual Total Returns (as of 12/31/2023)
			1 Year	5 Year	10 Year
Seeks to track the performance of the MSCI EAFE® Index.	MetLife MSCI EAFE® Index Portfolio — Class A Brighthouse Investment Advisers, LLC Subadviser: MetLife Investment Management, LLC	0.39%	17.93%	7.99%	4.05%
Seeks to track the performance of the Russell 2000® Index.	MetLife Russell 2000® Index Portfolio — Class A Brighthouse Investment Advisers, LLC Subadviser: MetLife Investment Management, LLC	0.32%	16.80%	9.90%	7.16%
Seeks to track the performance of the Standard & Poor’s 500® Composite Stock Price Index.	MetLife Stock Index Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: MetLife Investment Management, LLC	0.26%	25.94%	15.39%	11.75%
Seeks a favorable total return through investment in a diversified portfolio.	MFS® Total Return Portfolio — Class F# Brighthouse Investment Advisers, LLC Subadviser: Massachusetts Financial Services Company	0.82%	10.19%	8.31%	6.38%
Seeks capital appreciation.	MFS® Value Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: Massachusetts Financial Services Company	0.58%	8.15%	11.55%	8.78%
Seeks high total return, consisting principally of capital appreciation.	Neuberger Berman Genesis Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: Neuberger Berman Investment Advisers LLC	0.80%	15.53%	12.40%	8.75%
Seeks long-term growth of capital.	T. Rowe Price Large Cap Growth Portfolio — Class B† Brighthouse Investment Advisers, LLC Subadviser: T. Rowe Price Associates, Inc.	0.82%	46.53%	13.23%	11.60%
Seeks long-term capital growth.	T. Rowe Price Small Cap Growth Portfolio — Class A Brighthouse Investment Advisers, LLC Subadviser: T. Rowe Price Associates, Inc.	0.51%	21.57%	11.84%	9.44%
Seeks to maximize total return consistent with preservation of capital.	Western Asset Management Strategic Bond Opportunities Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: Western Asset Management Company LLC	0.56%	9.44%	2.80%	3.01%
Seeks to maximize total return consistent with preservation of capital and maintenance of liquidity.	Western Asset Management U.S. Government Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: Western Asset Management Company LLC	0.50%	4.87%	0.95%	1.23%

Investment Objectives	Portfolio Company and Adviser/Sub-Adviser	Current Expenses	Average Annual Total Returns (as of 12/31/2023)
			1 Year	5 Year	10 Year
Seeks capital appreciation.	Macquarie VIP Small Cap Value Series — Standard Class Delaware Management Company Subadvisers: Macquarie Funds Management HK Ltd.; Macquarie Investment Management Global Limited	0.78%	9.45%	10.21%	7.06%
Seeks long-term capital appreciation.	Contrafund® Portfolio — Service Class 2 Fidelity Management & Research Company LLC Subadviser: FMR UK, FMR HK, and FMR Japan	0.81%	33.12%	16.36%	11.33%
Seeks reasonable income. The fund will also consider the potential for capital appreciation. The fund’s goal is to achieve a yield which exceeds the composite yield on the securities comprising the S&P 500® Index.	Equity-Income Portfolio — Initial Class Fidelity Management & Research Company LLC Subadviser: FMR UK, FMR HK, and FMR Japan	0.47%	10.65%	12.30%	8.58%
Seeks high total return with a secondary objective of principal preservation as the fund approaches its target date and beyond.	Freedom 2010 Portfolio — Initial Class Fidelity Management & Research Company LLC	0.40%	9.48%	5.53%	4.56%
Seeks high total return with a secondary objective of principal preservation as the fund approaches its target date and beyond.	Freedom 2015 Portfolio — Initial Class Fidelity Management & Research Company LLC	0.43%	10.95%	6.56%	5.19%
Seeks high total return with a secondary objective of principal preservation as the fund approaches its target date and beyond.	Freedom 2020 Portfolio — Initial Class Fidelity Management & Research Company LLC	0.47%	12.40%	7.47%	5.73%
Seeks high total return with a secondary objective of principal preservation as the fund approaches its target date and beyond.	Freedom 2025 Portfolio — Initial Class Fidelity Management & Research Company LLC	0.49%	13.62%	8.26%	6.20%
Seeks high total return with a secondary objective of principal preservation as the fund approaches its target date and beyond.	Freedom 2030 Portfolio — Initial Class Fidelity Management & Research Company LLC	0.52%	14.70%	9.28%	6.85%
Seeks as high a level of current income as is consistent with preservation of capital and liquidity.	Government Money Market Portfolio — Initial Class Fidelity Management & Research Company LLC Subadviser: FMR UK, FMR HK, and FMR Japan	0.27%	4.89%	1.72%	1.11%

Investment Objectives	Portfolio Company and Adviser/Sub-Adviser	Current Expenses	Average Annual Total Returns (as of 12/31/2023)
			1 Year	5 Year	10 Year
Seeks high total return through a combination of current income and capital appreciation.	Growth & Income Portfolio — Service Class 2 Fidelity Management & Research Company LLC Subadviser: FMR UK, FMR HK, and FMR Japan	0.74%	18.41%	14.50%	10.00%
Seeks a high level of current income, while also considering growth of capital.	High Income Portfolio — Initial Class Fidelity Management & Research Company LLC Subadviser: FMR UK, FMR HK, and FMR Japan	0.77%	10.48%	3.87%	3.40%
Seeks investment results that correspond to the total return of common stocks publicly traded in the United States, as represented by the S&P 500® Index.	Index 500 Portfolio — Initial Class Fidelity Management & Research Company LLC Subadviser: Geode Capital Management, LLC	0.10%	26.19%	15.56%	11.92%
Seeks as high a level of current income as is consistent with the preservation of capital.	Investment Grade Bond Portfolio — Service Class Fidelity Management & Research Company LLC Subadviser: FMR UK, FMR HK, and FMR Japan	0.48%	6.12%	1.87%	2.24%
Seeks long-term growth of capital.	Mid Cap Portfolio — Service Class 2 Fidelity Management & Research Company LLC Subadviser: FMR UK, FMR HK, and FMR Japan	0.82%	14.80%	12.17%	7.85%
Seeks long-term growth of capital.	Overseas Portfolio — Service Class 2 Fidelity Management & Research Company LLC Subadviser: FMR UK, FMR HK, FMR Japan, FIA, FIA(UK), and FIJ	0.98%	20.22%	9.71%	4.65%
Seeks capital appreciation.	Franklin Mutual Global Discovery VIP Fund — Class 2 Franklin Mutual Advisers, LLC	1.15%	20.31%	10.16%	5.98%
Seeks long-term capital growth.	Franklin Small-Mid Cap Growth VIP Fund — Class 2† Franklin Advisers, Inc.	1.08%	26.74%	13.51%	8.96%
Seeks long-term capital appreciation.	Templeton Developing Markets VIP Fund — Class 2# Templeton Asset Management Ltd. Subadviser: Franklin Templeton Investment Management Limited	1.35%	12.62%	4.22%	2.32%
Seeks long-term capital growth.	Templeton Foreign VIP Fund — Class 2# Templeton Investment Counsel, LLC	1.07%	20.76%	5.27%	1.28%

Investment Objectives	Portfolio Company and Adviser/Sub-Adviser	Current Expenses	Average Annual Total Returns (as of 12/31/2023)
			1 Year	5 Year	10 Year
Seeks high current income, consistent with preservation of capital, with capital appreciation as a secondary consideration.	Templeton Global Bond VIP Fund — Class 1# Franklin Advisers, Inc.	0.50%	3.19%	-1.89%	-0.41%
Seeks long-term growth of capital.	Janus Henderson Enterprise Portfolio — Service Shares Janus Henderson Investors US LLC	0.97%	17.78%	13.14%	11.82%
Seeks long-term growth of capital.	Janus Henderson Global Research Portfolio — Service Shares† Janus Henderson Investors US LLC	0.86%	26.47%	13.05%	8.74%
Seeks long-term growth of capital.	Janus Henderson Global Technology and Innovation Portfolio — Service Shares Janus Henderson Investors US LLC	0.97%	54.27%	20.05%	16.86%
Seeks capital appreciation.	Janus Henderson Mid Cap Value Portfolio — Service Shares Janus Henderson Investors US LLC	0.93%	11.11%	9.94%	6.91%
Seeks long-term growth of capital.	Janus Henderson Overseas Portfolio — Service Shares Janus Henderson Investors US LLC	1.14%	10.58%	10.92%	3.38%
Seeks long-term capital appreciation.	ClearBridge Variable Appreciation Portfolio — Class I Legg Mason Partners Fund Advisor, LLC Subadviser: ClearBridge Investments, LLC	0.72%	19.71%	14.07%	10.88%
Seeks dividend income, growth of dividend income and long-term capital appreciation.	ClearBridge Variable Dividend Strategy Portfolio — Class I Legg Mason Partners Fund Advisor, LLC Subadviser: ClearBridge Investments, LLC	0.75%	14.20%	13.52%	10.33%
Seeks capital appreciation.	ClearBridge Variable Growth Portfolio — Class I^ Legg Mason Partners Fund Advisor, LLC Subadviser: ClearBridge Investments, LLC	0.85%	24.43%	8.31%	6.64%
Seeks long-term growth of capital.	ClearBridge Variable Large Cap Growth Portfolio — Class I Legg Mason Partners Fund Advisor, LLC Subadviser: ClearBridge Investments, LLC	0.76%	44.02%	15.51%	13.27%
Seeks long-term growth of capital as its primary objective. Current income is a secondary objective.	ClearBridge Variable Large Cap Value Portfolio — Class I Legg Mason Partners Fund Advisor, LLC Subadviser: ClearBridge Investments, LLC	0.72%	15.09%	13.02%	8.99%

Investment Objectives	Portfolio Company and Adviser/Sub-Adviser	Current Expenses	Average Annual Total Returns (as of 12/31/2023)
			1 Year	5 Year	10 Year
Seeks to maximize total return.	Western Asset Variable Global High Yield Bond Portfolio — Class I Legg Mason Partners Fund Advisor, LLC Subadvisers: Western Asset Management Company, LLC; Western Asset Management Company Limited; Western Asset Management Pte. Ltd.	0.83%	10.26%	3.42%	2.89%
Seeks capital growth.	LVIP American Century Capital Appreciation Fund — Standard Class II# Lincoln Financial Investments Corporation (LFI) Subadviser: American Century Investment Management, Inc. (American Century)	0.79%	20.69%	13.24%	9.36%
Seeks long-term capital growth.	LVIP American Century Ultra Fund — Standard Class II# Lincoln Financial Investments Corporation (LFI) Subadviser: American Century Investment Management, Inc. (American Century)	0.75%	43.51%	19.24%	14.64%
Seeks capital appreciation.	MFS® Global Equity Series — Initial Class# Massachusetts Financial Services Company	0.92%	14.18%	10.25%	7.20%
Seeks capital appreciation.	MFS® New Discovery Series — Initial Class# Massachusetts Financial Services Company	0.87%	14.41%	11.08%	7.67%
Seeks total return with an emphasis on high current income, but also considering capital appreciation.	MFS® High Yield Portfolio — Initial Class# Massachusetts Financial Services Company	0.72%	12.41%	4.66%	3.82%
Seeks high total return by investing primarily in fixed income securities of government and government-related issuers and, to a lesser extent, of corporate issuers in emerging market countries.	Emerging Markets Debt Portfolio — Class I# Morgan Stanley Investment Management Inc. Subadviser: Morgan Stanley Investment Management Limited	1.10%	11.84%	1.43%	2.12%
Seeks long-term capital appreciation by investing primarily in growth-oriented equity securities of issuers in emerging market countries.	Emerging Markets Equity Portfolio — Class I Morgan Stanley Investment Management Inc. Subadviser: Morgan Stanley Investment Management Company	1.25%	11.97%	3.41%	1.84%
Seeks maximum real return consistent with preservation of real capital and prudent investment management.	PIMCO All Asset Portfolio — Administrative Class# PIMCO Subadviser: Research Affiliates, LLC	2.19%	8.14%	6.02%	4.04%

Investment Objectives	Portfolio Company and Adviser/Sub-Adviser	Current Expenses	Average Annual Total Returns (as of 12/31/2023)
			1 Year	5 Year	10 Year
Seeks maximum real return, consistent with prudent investment management.	PIMCO CommodityRealReturn® Strategy Portfolio — Administrative Class# PIMCO	1.48%	-7.85%	8.55%	-0.80%
Seeks maximum total return, consistent with preservation of capital and prudent investment management.	PIMCO Long-Term U.S. Government Portfolio — Administrative Class PIMCO	2.01%	3.99%	-1.30%	2.06%
Seeks maximum total return, consistent with preservation of capital and prudent investment management.	PIMCO Low Duration Portfolio — Administrative Class PIMCO	0.69%	4.97%	0.99%	0.92%
Seeks maximum total return, consistent with preservation of capital and prudent investment management.	PIMCO Total Return Portfolio — Administrative Class PIMCO	0.75%	5.93%	1.08%	1.71%
Seeks capital appreciation by investing in a diversified portfolio of securities consisting primarily of common stocks.	Pioneer Mid Cap Value VCT Portfolio — Class II Amundi Asset Management US, Inc.	1.05%	11.91%	12.46%	7.38%
Seeks capital growth. Current income is a secondary objective.	Putnam VT International Value Fund — Class IB Putnam Investment Management, LLC	1.13%	18.68%	9.70%	3.88%
Seeks long-term growth of capital.	Royce Micro-Cap Portfolio — Investment Class Royce Investment Partners	1.18%	18.78%	12.13%	5.53%
Seeks long-term growth of capital.	Royce Small-Cap Portfolio — Investment Class Royce Investment Partners	1.15%	25.93%	10.17%	5.61%
#
Certain Funds and their investment advisers have entered into temporary expense reimbursements and/or fee waivers, which are reflected in the Current Expenses. Please see the Funds' prospectuses for additional information regarding these arrangements.
‡
This Fund is a fund of funds and invests substantially all of its assets in other underlying funds. Because the Fund invests in other funds, it will bear its pro rata portion of the operating expenses of those underlying funds, including the management fee.
^
Prior to May 1, 2024, this Fund was known as ClearBridge Variable Aggressive Growth Portfolio.
†
Not available under all Policies. Availability depends on Policy issue date.
††
Closed to new investments except under dollar cost averaging and rebalancing programs in existence at the time of closing.

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The prospectus, as supplemented, and statement of additional information ("SAI") dated April 29, 2019 include additional information. The prospectus, as supplemented, and SAI are available, without charge, upon request. For a free copy, call us at 877-887-3510 or send an email request to rcg@brighthousefinancial.com. You can also access other information about the Policy online at https://dfinview.com/BHF/TAHD/BHF100.
Reports and other information about the Separate Account are available on the SEC’s website at http://www.sec.gov, and copies of this information may be obtained, upon payment of a duplicating fee, by electronic request at the following email address: publicinfo@sec.gov.

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EDGAR Contract Identifier No. is C000022174